

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

<u>Via Email</u>
Ka Wai Andy Yeung
Chief Financial Officer
Cheetah Mobile Inc.
12/F, Fosun International Center Tower
No. 237 Chaoyang North Road
Chaoyang District, Beijing 100022
People's Republic of China

> **Re:** **Cheetah Mobile Inc. (formerly known as Kingsoft Internet Software**
> **Holdings Limited)**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Confidentially Submitted March 26, 2014**
> **CIK No. 0001597835**

Dear Mr. Yeung:

We have reviewed your amended draft registration statement and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 20, 2014.

<u>Risk Factors</u>

<u>We may be the subject of anti-competitive, harassing or other detrimental conduct…, page 28</u>

1. We note your new risk factor regarding certain conduct of third-parties that may cause you immediate harm and may subject you to regulatory or internal investigation. Please tell us, with a view toward disclosure, whether you have experienced any detrimental conduct by third-parties that have caused you material harm and/or have resulted in a regulatory or internal investigation.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies</u>

<u>Share-based Compensation, page 94</u>

2. We note that there was a 115% increase in the fair value of the underlying ordinary shares between January 1, 2014 and March 21, 2014. Please quantify the extent to which

Ka Wai Andy Yeung
Cheetah Mobile Inc.
April 1, 2014
Page 2

each of the bulleted items noted on pages 98 and 99 impacted the change in fair value. Also, your disclosures indicate that you experienced rapid growth including a significant increase in monthly active users of your mobile applications during the first quarter of 2014. Please provide us with the first quarter 2014 data that you considered in your analysis.

3.   We note that the expected term for the restricted shares was 10 years and that you considered the vesting period, contractual term and historical exercise experience. Please provide us with your analysis as to how you determined the 10 year expected term.

Business

Intellectual Property, page 119

4.   We note your revised disclosure in response to prior comment 8 that "[a]ll the patents that the two VIEs are currently applying for have a duration of 20 years starting from the date of the application" but it is not clear what the expiration dates are for the material patents that the company and its subsidiaries already hold. You state on page 115 that as of January 10, 2014, you have five patents in the PRC relating to your software and other proprietary technology. See Items 3.D and 4.B.6 of Form 20-F.

Exhibits

5.   Please tell us whether you intend to file the following agreements:

*   the purchase agreement to acquire the assets of the Jiangduoduo Business that you disclosed on page F-67; and

*   the equity agreement with Kingsoft Corporation for the purchase of 20% equity interest in Kingsoft Japan which you disclose on page 151 as a related party.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via Email</u>
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP